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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)



           THE CENTRIS GROUP, INC. (fka US Facilities Corporation)
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                              (Name of Issuer)


                   Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                 133904 10 5
                         ---------------------------
                               (CUSIP Number)


    Lorenzo J. Fertitta                     (702) 367-9969
    President and Chief Executive Officer   3360 W. Sahara Avenue, Suite 200
    Fertitta Enterprises Inc.               Las Vegas, Nevada 89102
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    (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications)


                             September 23, 1997
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                SCHEDULE 13D

CUSIP NO.  133904 10 5            PAGE  2    OF   6    PAGES
      ---------------                  ---       ---

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Lorenzo J. Fertitta
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   / /
                                                                  (b)   /X/
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*
    Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
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 NUMBER OF         7    SOLE VOTING POWER
  SHARES                -0-
BENEFICIALLY       ------------------------------------------------------------
 OWNED BY          8    SHARED VOTING POWER
   EACH                 -250,000-
 REPORTING         ------------------------------------------------------------
PERSON WITH        9    SOLE DISPOSITIVE POWER
                        -0-
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        -250,000-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -250,000-
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.2%
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14  TYPE OF REPORTING PERSON*
    IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1.  SECURITY AND ISSUER

    This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of The Centris Group, Inc., (fka US Facilities
Corporation), a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 650 Town Center Drive, Suite 1600, Costa Mesa, California 92626.

    This Amendment No. 1 to Schedule 13D filed as of June 7, 1996 ("Prior Filing") for each of Lorenzo J. Fertitta ("Reporting Person") is made to reflect the decrease in beneficial ownership of Common Stock by such Reporting Person as a result of the certain open market dispositions of Common Stock since the date of such Prior Filing.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  This Statement is filed on behalf of Lorenzo J.
              Fertitta.

         (b)  Mr. Fertitta's business address is c/o Fertitta
              Enterprises Inc., 3360 W. Sahara Avenue, Suite 200,
              Las Vegas, Nevada 89102.

         (c) Mr. Fertitta serves as president and chief executive officer of Fertitta Enterprises, Inc., where he is responsible for managing an investment portfolio consisting of marketable securities and real property.

         (d) Mr. Fertitta has not been convicted in a criminal proceeding in the last five years;

         (e) Mr. Fertitta has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Mr. Fertitta is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

    Mr. Fertitta acquired the shares of Common Stock for certain of the accounts listed on Exhibit 1 hereto for investment purposes. Mr. Fertitta has determined that the sale of the shares of Common Stock that are the subject of this filing was in accordance with his current investment strategy.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. Fertitta beneficially owns 250,000 shares of the Issuer's Common Stock
              (approximately 4.2% of the outstanding shares).

         (b) Mr. Fertitta has been delegated a limited power of attorney to vote and dispose of stock held by the respective accounts listed on Exhibit 1 hereto.
              He shares such voting and dispositive power with the trustees of each of the respective trusts. The name, address and occupation of each trustee is listed on Exhibit 1 hereto. No trustee (i) has been convicted in a criminal proceeding in the last five years or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment,




                                Page 3 of 6

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              decree, or final order enjoining future violations of, or
              prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each trustee is a citizen of the United States.

         (c) A description of transactions in the Common Stock during the past 60 days for the respective accounts is set forth on Exhibit 1 hereto. Each of the transactions was effected on the open market through broker-dealers.

         (d)  None.

         (e)  September 24, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 30th day of September, 1997.

/s/ Lorenzo J. Fertitta
------------------------
Lorenzo J. Fertitta

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                                                                    EXHIBIT 1

FRANK AND VICTORIA FERTITTA FAMILY TRUST
Frank J. Fertitta, Jr., Trustee
P.O. Box 27555
Las Vegas, Nevada 89126

Frank J. Fertitta, Jr. serves as chairman of the board of Fertitta Enterprises, Inc., an investment company.

Transactions in past 60 days:

9/23/97   Sold 180,000 shares at $19.625
9/24/97   Sold 86,223 shares at $20.251


FRANK AND JILL FERTITTA FAMILY TRUST
Mr. Frank J. Fertitta, III and Jill Fertitta, Co-Trustees
P.O. Box 27555
Las Vegas, Nevada  89126

Jill Fertitta is the wife of Mr. Frank J. Fertitta, Jr.

Transactions in past 60 days:  No longer holds Common Stock

LJF TRUST
Lorenzo J. Fertitta, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Mr. Lorenzo J. Fertitta serves as president and chief executive officer of Fertitta Enterprises, Inc., where he is responsible for managing an investment portfolio consisting of marketable securities and real property. Mr. Lorenzo J. Fertitta also is a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Transactions in past 60 days:  No longer holds Common Stock

BLAKE AND DELISE SARTINI FAMILY TRUST
Blake L. and Delise F. Sartini, Co-Trustees
P.O. Box 27555
Las Vegas, Nevada  89126

Mr. Blake L. Sartini serves as the executive vice president, chief operating officer, and as a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise.

Delise F. Sartini is a director of Station Casinos, Inc., a multi-jurisdictional gaming enterprise, and is Blake L. Sartini's wife.

Transactions in past 60 days:  No longer holds Common Stock


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KELLEY-ANNE FERTITTA TRUST
Frank J. Fertitta, III, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Transactions in past 60 days: No longer holds Common Stock

VICTORIA GABRIELLE FERTITTA TRUST
Frank J. Fertitta, III, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Transactions in past 60 days: No longer holds Common Stock

LORENZO JOSEPH FERTITTA, JR. TRUST
Lorenzo J. Fertitta, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Transactions in past 60 days: No longer holds Common Stock

BLAKE LOUIS SARTINI, II TRUST
Delise F. Sartini, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Transactions in past 60 days:  No longer holds Common Stock

LORENZO MICHAEL SARTINI TRUST
Delise F. Sartini, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Transactions in past 60 days: No longer holds Common Stock

SANDRA VICTORIA SARTINI TRUST
Delise F. Sartini, Trustee
P.O. Box 27555
Las Vegas, Nevada  89126

Transactions in past 60 days: No longer holds Common Stock





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